                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)1


                            Cole National Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   193290103
                                 (CUSIP Number)


                                 January 8, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

-------------------                                        ---------------------
CUSIP No. 193290103                                        Page 2 of 8 pages.
-------------------                                        ---------------------



------- ------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Persons

        HAL HOLDING N.V., A NETHERLANDS ANTILLES COMPANY

------- ------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [ ]

------- ------------------------------------------------------------------------
3.      SEC Use Only

------- ------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        NETHERLANDS ANTILLES
----------------- ------ -------------------------------------------------------

                   5.    Sole Voting Power
Number of
Shares                            -0-
                  ------ -------------------------------------------------------

                   6.    Shared Voting Power
Beneficially
Owned By                          2,102,100
                  ------ -------------------------------------------------------

                   7.    Sole Dispositive Power
Each
Reporting                         -0-
                  ------ -------------------------------------------------------

Person            8.     Shared Dispositive Power
With
                                  2,102,100
----------------- ------ -------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

                   2,102,100
--------- ----------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9)                       [ ]
          Excludes Certain Shares

--------- ----------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

                   14.3%
--------- ----------------------------------------------------------------------
12.       Type of Reporting Person

                   HC
--------- ----------------------------------------------------------------------

                                       13G

-------------------                                        ---------------------
CUSIP No. 193290103                                        Page 3 of 8 pages.
-------------------                                        ---------------------



------- ------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Persons

        HAL INTERNATIONAL N.V., A NETHERLANDS ANTILLES COMPANY

------- ------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [ ]

------- ------------------------------------------------------------------------
3.      SEC Use Only

------- ------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        NETHERLANDS ANTILLES
----------------- ------ -------------------------------------------------------

                   5.    Sole Voting Power
Number of
Shares                            -0-
                  ------ -------------------------------------------------------

Beneficially       6.    Shared Voting Power
Owned By
                                  2,102,100
                  ------ -------------------------------------------------------

Each               7.    Sole Dispositive Power
Reporting
                                  -0-
                  ------ -------------------------------------------------------
Person
With              8.     Shared Dispositive Power

                                  2,102,100
----------------- ------ -------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

                   2,102,100

--------- ----------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9)                       [ ]
          Excludes Certain Shares

--------- ----------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

                   14.3%

--------- ----------------------------------------------------------------------
12.       Type of Reporting Person

                   CO

--------- ----------------------------------------------------------------------

ITEM 1.

         (a)      NAME OF ISSUER:

                  Cole National Corporation

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5915 Landerbrook Drive
                  Mayfield Heights, Ohio 44124

ITEM 2.

         (a)      NAME OF PERSONS FILING:

                  (1) HAL Holding N.V., a Netherlands Antilles company
                  (2) HAL International N.V., a Netherlands Antilles company

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  c/o HAL Holding N.V.
                  5 Avenue des Citronniers
                  MC 98000 Monaco

         (c)      CITIZENSHIP:

                  Netherlands Antilles

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock

         (e)      CUSIP NUMBER:

                  193290103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.



                               Page 4 of 8 pages.

ITEM 4.           OWNERSHIP

                  (a)      Amount Beneficially Owned:

                           2,102,100

                  (b)      Percent of Class:

                           14.3%

                  (c)      Number of Shares as to which such person has:

                  (i)      Sole power to vote or direct the vote:  0

                  (ii)     Shared power to vote or direct the vote:  2,102,100

                  (iii)    Sole power to dispose or direct the disposition of: 0

                  (iv)     Shared power to dispose or direct the disposition of:
                           2,102,100

                           All of the shares listed above (the "Shares") are
                  directly owned by HAL International N.V. HAL Holding N.V. owns all the outstanding shares of HAL International N.V. All decisions regarding voting and disposition of the Shares are made by HAL International N.V. through its board of directors and HAL Holding N.V. through its executive board. As such, HAL Holding N.V. may be deemed to have shared voting and dispositive power over the Shares which are or may be deemed to be beneficially owned by HAL International N.V. but disclaims such beneficial ownership.

                           HAL Trust holds all shares of HAL Holding N.V. The
                  Trustees of HAL Trust act in accordance with the instructions of the shareholders of HAL Trust. Mr. M. van der Vorm and Mr. O.J. van der Vorm may be deemed to control two entities that together control a majority of voting power of the shares of the HAL Trust. They disclaim beneficial ownership of the Shares which are or may be deemed to be beneficially owned by HAL International N.V.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  See Item 4.



                               Page 5 of 8 pages.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  See Item 4.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 6 of 8 pages.

                                   SIGNATURES


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 12, 1999

                                            HAL HOLDING N.V.
                                            A Netherlands Antilles Company

                                            By: /s/ Martijn van der Vorm
                                               ---------------------------------
                                                   Martijn van der Vorm

                                            HAL INTERNATIONAL N.V.
                                            A Netherlands Antilles Company

                                            By: /s/ Martijn van der Vorm
                                               ---------------------------------
                                                   Martijn van der Vorm



                               Page 7 of 8 pages.

                                    EXHIBIT 1

Exhibit 1 The "Joint Filing Agreement" is hereby incorporated by reference to
          Exhibit 1 to the Statement on Schedule 13G dated December 10, 1998.



                               Page 8 of 8 pages.